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                                   EXHIBIT 28





        Robert J. Fitzsimmons                              Embargo until
        602/ 207-5759                                      8:00 a.m. (E.D.T.)
                                                           10/20/94


           THESE ARE THE EARNINGS FOR GREYHOUND FINANCIAL CORPORATION

             THE PRINCIPAL SUBSIDIARY OF GFC FINANCIAL CORPORATION

                 WHOSE EARNINGS WERE RELEASED OCTOBER 18, 1994


                        GREYHOUND FINANCIAL CORPORATION

                        ANNOUNCES THIRD QUARTER RESULTS



PHOENIX, Arizona, October 20, 1994 -- Greyhound Financial Corporation (the "Company") today reported strong results for the third quarter ended September 30, 1994 resulting from the addition of an acquisition for a full quarter, quality portfolio growth and sustained net interest margins.

         Net income was $22.1 million for the third quarter of 1994 compared to $6.8 million for the third quarter of 1993, a 225% increase. The results for the third quarter of 1994 include income for a full quarter from TriCon Capital ("TriCon") acquired on April 30, 1994. Net income for the third quarter of 1993 included a $4.9 million adjustment for tax rate increases applicable to deferred income taxes generated by the Company's leveraged lease portfolio. Excluding this adjustment, net income for the third quarter of 1993 was $11.6
million.   The improvement in net income over the third quarter of 1993, before including the adjustment for deferred income taxes, was 91%.





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         Sam Eichenfield, President, Chairman and Chief Executive Officer of
the Company, indicated that he was pleased with the strong performance for the third quarter of 1994, which is the first full quarter with both Ambassador Factors ("Ambassador), the factoring and asset based lending company acquired in February 1994, and TriCon. Eichenfield stated that "along with the Company's core operations, the addition of Ambassador and TriCon has formed a solid foundation for the Company's continued growth." He added that new business volume continues strong, exceeding $1.1 billion for the nine months of 1994 and portfolio quality continues to improve.

         Nonearning assets as a percent of funds employed was 3.5% of funds employed at September 30, 1994, an improvement from 3.7% at the end of the second quarter of 1994, and measured as a percent of funds employed and securitizations, declined further to 3.3% at September 30, 1994.

         Interest margins earned continue to hold at 6.0% of average earning assets. This measurement compares to 5.4% for the 1993 period and reflects the contributions of the acquisitions made in 1994 as well as the continuing strong returns of the core financial operations. The interest margins more than offset the higher provisions for possible credit losses and the higher selling, administrative and other operating expenses ("operating expenses").

         The higher loss provisions are attributable to the operations of the businesses acquired in 1994 and are consistent with the dynamics and expected loss experience of the businesses.

         The higher operating expenses are primarily attributable to the acquisitions of TriCon and Ambassador in 1994. The running rate of these expenses (measured as a percent of interest margins earned) was 46.2% (for the combined entities) in 1994 a slight increase from 46.1% for GFC (which excluded TriCon and Ambassador) in 1993.

         Earnings also benefited from strong portfolio growth. New business volume was up by 90% to $1.1 billion for the first nine months of 1994, from $591 million for the 1993 period.

         Income taxes were higher in the third quarter of 1994 due to an increase in income before income taxes and to a higher tax rate in effect during the third quarter of 1994 (primarily attributable to foreign income taxes provided).





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         Greyhound Financial Corporation, with assets of $5.4 billion, is a
Phoenix-based major domestic commercial finance company providing secured lending to middle-market companies, making loans from $500,000 to $35 million. The Company also offers financing programs to manufacturers, distributors, vendors and franchisors to facilitate the sale of their products to end-users.





                                      ####





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

                                                      GREYHOUND FINANCIAL CORPORATION
                                                       AND CONSOLIDATED SUBSIDIARIES
                                                      SUMMARY OF CONSOLIDATED INCOME
                                                                (UNAUDITED)
                                                          (Dollars in Thousands)


                                                Quarter Ended                               Nine Months Ended
                                                September 30,                                 September 30,
                                    ---------------------------------------      -------------------------------------
                                         1994                   1993                   1994                   1993
                                    -----------------     -----------------      -----------------     ---------------
 Interest earned from
  financing transactions            $      147,649        $         64,944        $      343,501        $       188,406

 Interest expense                           65,881                  30,788               153,391                 92,779
 Operating lease depreciation               11,345                   1,494                21,626                  4,338
                                    --------------        ----------------        --------------        ---------------
 Interest margins earned                    70,423                  32,662               168,484                 91,289
 Provision for possible
  credit losses                              2,215                     178                10,353                  3,706
 Gains on securitizations
  and sale of assets                         1,169                                         5,672                  2,240
 Selling, administrative and
  other operating expenses                  32,591                  14,211                77,796                 42,044
                                    --------------        ----------------        --------------        ---------------

 Income before income taxes                 36,786                  18,273                86,007                 47,779
 Income taxes (1)                           14,730                  11,523                34,838                 22,161
                                    --------------        ----------------        --------------        ---------------
 Net Income                         $       22,056        $          6,750        $       51,169        $        25,618
                                    ==============        ================        ==============        ===============



(1) The results of operations for the quarter and nine months ended September 30, 1993 include a one time adjustment of $4,857,000 representing the effect of federal tax increases and state income taxes primarily applicable to deferred income taxes generated by the company's leveraged lease portfolio.





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

                                                  GREYHOUND FINANCIAL CORPORATION
                                    SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS (UNAUDITED)
                                                      (Dollars in Thousands)

                                                                   Nine Months  Ended                 Year Ended or at
                                                                  or at September 30,                   December 31,
                                                        ---------------------------------------   ----------------------
                                                               1994 (1)             1993 (4)                1993 (4)
                                                        ------------------   ------------------   ----------------------
FINANCIAL DATA:
 Average funds employed (AFE) and
   securitizations (2)                                        $4,289,404           $2,570,355        $         2,666,208
 Ending funds employed (EFE)                                   5,294,099            2,654,865                  2,846,571
 Securitizations (2)                                             307,459
 Average earning assets (3)                                    3,759,107            2,255,330                  2,350,019
 Nonearning assets                                               186,016              101,753                    102,607

 Reserve and accrued liabilities for
  possible credit losses (5)                                     130,727               66,339                     64,280
 Total debt                                                    4,165,016            1,939,504                  2,082,350
 Stockholder's equity                                            765,037              339,780                    345,291
 New business                                                  1,120,927              591,215                  1,007,794
 Factoring volume                                                594,132

 Write-offs:
     Quarter                                                       7,098                1,665
     Year-to-date                                                 19,009                8,337                     12,575

RATIOS:
Write-offs (annualized) as a % of AFE
 and securitizations                                                0.6%                 0.4%                       0.5%

Nonearning assets as a % of EFE and
 securitizations (2)                                                3.3%                 3.8%                       3.6%
Reserve and accrued liabilities for possible
 credit losses as a % of:
  Ending funds employed and securitizations
  (2) (5)                                                           2.3%                 2.5%                       2.3%
  Nonearning assets                                                70.3%                65.2%                      62.6%
Interest margins earned (annualized) as a %
 of average earning assets (3)                                      6.0%                 5.4%                       5.2%

Selling, administrative and other operating
 expenses as a % of interest margins earned                        46.2%                46.1%                      47.5%
Total debt to equity                                                 5.4                  5.7                        6.0
- -------------

(1) Includes financial results from the acquisitions of Ambassador (February 14, 1994) and TriCon (April 30, 1994).
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) Average earning assets are net of average deferred taxes on leveraged leases and average nonearning assets for the periods presented.
(4)    The 1993 periods exclude TriCon and Ambassador.
(5) Loss reserves for securitized transactions total $15,496 and are classified as accrued liabilities in the balance sheet.





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